John P. Yung 2020 West El Camino Avenue, Suite 700 Sacramento, California 95833 John.Yung@lewisbrisbois.com Direct: 916.646.8288

September 1, 2020

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE

Washington, DC 20549

Attn: Daniel Morris

Re:	ATIF Holdings Ltd.

Registration Statement on Form F-3

Filed June 12, 2020

File No. 333-239131

Dear Sir/Madam:

On behalf of our client, ATIF Holdings Ltd. (the “Company”), we are responding to the Staff’s comment letter dated June 25, 2020. For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Registration Statement on Form F-3
General

1.	Please revise the registration statement to provide updated interim financial statements covering at least the first six months of the financial year in accordance with Item 5(b)(2) of Form F-3 and Item 8.A.5 of Form 20-F. Similarly, please also provide updated interim financial statements for Leaping Group Co., LLC in accordance with Rule 3-05 of Reg. S-X.

Response. The Company has filed its six months interim financial statements for the period ended January 31, 2020 on Form 6-K on August 4, 2020, in accordance with Item 5(b)(2) of Form F-3. Such Form 6-K has been incorporated by reference to the Registration Statement on Form F-3. In addition, the Company has provided updated interim financial statement for Leaping Group Co., Ltd as Exhibit 99.2 and the unaudited pro forma condensed combined financial information for the Company and Leaping Group Co. for their respective year ends filed as Exhibit 99.3.

ARIZONA  •  CALIFORNIA  •  COLORADO  •  CONNECTICUT  •  DELAWARE  •  FLORIDA  •  GEORGIA  •  ILLINOIS  •  INDIANA  •  KANSAS  •  KENTUCKY
LOUISIANA  •  MARYLAND  •  MASSACHUSETTS  •  MINNESOTA  •  MISSOURI  •  NEVADA  •  NEW JERSEY  •  NEW MEXICO  •  NEW YORK  •  NORTH CAROLINA
OHIO  •  OREGON  •  PENNSYLVANIA  •  RHODE ISLAND  •  TEXAS  •  UTAH  •  VIRGINIA  •  WASHINGTON  •  WASHINGTON D.C.  •  WEST VIRGINIA

U.S. Securities and Exchange Commission

September 1, 2020

Description of Debt Securities, page 26

2.	We note that you are registering debt securities; however, you have indicated in this section that you do not intend to file the trust indenture as an exhibit to your Form F-3. Instead you state that you will rely on an exemption under the Trust Indenture Act to file the indenture, if any, as an exhibit to a Form 6-K before making any offer of debt securities. Please provide an expanded analysis as to why you do not believe you are required to qualify your indenture at the time of effectiveness. You may wish to refer to Trust Indenture Act Compliance and Disclosure Interpretations 205.01, 205.02, and 201.02. Alternatively, please file your form of indenture as an exhibit with your next amendment.

Response. As indicated in Amendment No. 1 to the Registration Statement on page 29, in connection with the issuance of any debt securities, the Company does not intend to issue them pursuant to a trust indenture. However, if a trust indenture is requested by a placement agent, underwriter or broker-dealer as a condition of the financing, the Company will provide and enter into a trust indenture, unless the Company is required to register such trust indenture under the Trust Indenture Act in which the Company will pass on the financing under this registration statement. Further, the Company has clarified that it will not issue debt securities in which the aggregate principal amount of outstanding will not exceed $10,000,000 in the aggregate during a 36-month period. We believe that this clarification is consistent with CD&I 205.01, 205.02, and 201.02.

Please feel free to contact the undersigned if the Staff has any questions.

Very truly yours, /s/ John P. Yung John P. Yung of LEWIS BRISBOIS BISGAARD & SMITH llp

JPY:dh

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